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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                               (AMENDMENT NO. 3)*
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               SBS BROADCASTING SA
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                                (NAME OF ISSUER)


         COMMON STOCK                                          L8137F102
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(TITLE OF CLASS OF SECURITIES)                               (CUSIP NUMBER)


                                DECEMBER 31, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


                   Check the appropriate box to designate the
                 rule pursuant to which this Schedule is filed:

                                [x] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [_] Rule 13d-1(d)

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                               (Page 1 of 6 Pages)

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------------------------------- --------------------------------------------            -------------------------------------------
CUSIP No.                       L8137F102                                       13G                      Page 2 of 6
------------------------------- --------------------------------------------            -------------------------------------------

------------- --------------------------------------------------- -----------------------------------------------------------------
  1           NAME OF REPORTING PERSON:                           1) ENTRUST CAPITAL INC., 2) ENTRUST PARTNERS LLC,
                                                                  3) ENTRUST PARTNERS OFFSHORE LLC
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:             1) 13-3933026, 2) 13-4021839,  3) 13-4075262
------------- ----------------------------------------------------------------------------------------------------- ---------------
  2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                             (A) [_]
                                                                                                                            (B) [_]
------------- ---------------------------------------------------------------------------------------------------------------------
  3           SEC USE ONLY

------------- --------------------------------------------------- -----------------------------------------------------------------
  4           CITIZENSHIP OR PLACE OF ORGANIZATION:               DELAWARE

-------------------- ------ ------------------------------------------------ ------------------------------------------------------
  NUMBER OF            5    SOLE VOTING POWER:                               2) 87,500, 3) 7,600
   SHARES
                     ------ ------------------------------------------------ ------------------------------------------------------
BENEFICIALLY           6    SHARED VOTING POWER:                             1) 1,392,312
  OWNED BY
                     ------ ------------------------------------------------ ------------------------------------------------------
    EACH               7    SOLE DISPOSITIVE POWER:                          2) 87,500, 3) 7,600
  REPORTING
                     ------ ------------------------------------------------ ------------------------------------------------------
 PERSON WITH           8    SHARED DISPOSITIVE POWER:                        1,807,890

------------- -------------------------------------------------------------- ------------------------------------------------------
  9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:       1,902,990

------------- ----------------------------------------------------------------------------------------------------- ---------------
  10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                                           [_]

------------- ----------------------------------------------------------------------------------------------------- ---------------
  11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                                                    8.45%

------------- --------------------------------------------------- -----------------------------------------------------------------
  12          TYPE OF REPORTING PERSON:                           IA

------------- --------------------------------------------------- -----------------------------------------------------------------


           Item 1

         (a)       Name of Issuer

                   SBS Broadcasting SA.

         (b)       Address of Issuer's Principal Executive Offices

                   8-10 Rue Mathias Hardt, L-1717
                   Luxembourg, Luxembourg

Item 2

         (a)       Name of Person Filing

                   See Item 1 of the Cover Page attached hereto

         (b)       Address of Principal Business Office or, if none, Residence

                   650 Madison Avenue
                   New York, New York  10022

         (c)       Citizenship

                   See Item 4 of the Cover Page attached hereto

         (d)       Title of Class of Securities

                   Common Stock

         (e)       CUSIP Number

                   L8137F102

Item 3

         (e) EnTrust Capital Inc., EnTrust Partners LLC and EnTrust Partners Offshore LLC are Investment Advisers registered under section 203 of the Investment Advisers Act of 1940

Item 4

         (a)       Amount Beneficially Owned

                   See Item 9 of the Cover Page attached hereto

         (b)       Percent of Class

                   See Item 11 of the Cover Page attached hereto

         (c)       Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote

                         See Item 5 of the Cover Page attached hereto

                 (ii)    shared power to vote or to direct the vote

                         See Item 6 of the Cover Page attached hereto

                (iii)    sole power to dispose or to direct the disposition of

                         See Item 7 of the Cover Page attached hereto

                 (iv)    shared power to dispose or to direct the disposition of

                         See Item 8 of the Cover Page attached hereto

Item 5

                   Ownership of Five Percent or Less of a Class

                   Not applicable

Item 6

                   Ownership of More than Five Percent on Behalf of Another
                   Person

                   Not applicable

Item 7

                   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                   Not applicable

Item 8

                   Identification and Classification of Members of the Group

                   Not applicable

Item 9

                   Notice of Dissolution of Group

                   Not applicable

Item 10

                   Certification

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2000
                                       EnTrust Capital Inc.
                                       By: /s/ Richard I. Ellenbogen
                                             Name:  Richard I. Ellenbogen
                                             Title: V.P. & General Counsel

                                       EnTrust Partners LLC
                                       By: /s/  Richard I. Ellenbogen
                                             Name:  Richard I. Ellenbogen
                                             Title:  V.P. & General Counsel

                                       EnTrust Partners Offshore LLC
                                       By: /s/  Richard I. Ellenbogen
                                             Name:  Richard I. Ellenbogen
                                             Title:  V.P. & General Counsel


JOINT FILING AGREEMENT

The undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement is and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on February 11, 2000.


                                         EnTrust Capital Inc.
                                         By: /s/ Richard I. Ellenbogen
                                               Name:  Richard I. Ellenbogen
                                               Title: V.P. & General Counsel

                                         EnTrust Partners LLC
                                         By: /s/  Richard I. Ellenbogen
                                               Name:  Richard I. Ellenbogen
                                               Title:  V.P. & General Counsel

                                         EnTrust Partners Offshore LLC
                                         By: /s/  Richard I. Ellenbogen
                                               Name:  Richard I. Ellenbogen
                                               Title:  V.P. & General Counsel